Press Information

FOR IMMEDIATE RELEASE
NASDAQ SYMBOL MXIM

Contact: Ed Medlin
Vice President, Senior Counsel
(408) 737-7600

MAXIM ANNOUNCES THE RESIGNATION OF MIKE BYRD AS A DIRECTOR

Sunnyvale, CA – August 29, 2007 – Maxim announced today the resignation of Mike Byrd from the Board of Directors for personal reasons. He will remain a consultant to the Company.

Commenting on the announcement, B. Kipling Hagopian, Chairman of the Board remarked "Mike has a distinguished history with Maxim, most recently as a member of the Board of Directors during which his contributions have been outstanding. Maxim and its Board wish to express their deepest appreciation to Mike for his tireless service and many contributions to Maxim's success."

Given the current options backdating environment, it is important that Maxim's shareholders know that Mr. Byrd's resignation in no way arises from any developments relating to Maxim's options investigation or the pending restatement.

Tunc Doluca, President and CEO commented "We are pleased that Mike has agreed to be available to consult for Maxim on specific projects from time to time. We wish Mike the best and look forward to working with him in the future."